UFP TECHNOLOGIES



MEETING MARKET CHALLENGES

2009 ANNUAL REPORT

2009 ANNUAL REPORT

UFP Technologies, Inc. (Nasdaq: UFPT) is a leading supplier of custom-engineered packaging solutions and component products.

We create a broad array of interior protective packaging solutions, using molded and fabricated foams, vacuum-formed plastics, and molded fiber. We also provide engineered component solutions, using the latest laminating, molding, and fabricating technologies. We market these solutions through our three brands: United Foam, Molded Fiber, and Simco Automotive.

Our customers include leading companies in six target markets: Automotive, Computers & Electronics, Medical & Scientific, Aerospace & Defense, Consumer, and Industrial. Learn more about us at www.ufpt.com.

Contents



DEAR FELLOW SHAREHOLDERS,

2009 was a dynamic and exciting year for UFP Technologies.

Dear Fellow Shareholders,

2009 was a dynamic and exciting year for UFP Technologies. A difficult economic environment provided both challenges and opportunities for the company. I believe the events of this year also demonstrated our flexibility and depth, and validated the effectiveness of our strategy.

With customer demand significantly reduced in early 2009, we scaled back our business to ensure that we remained profitable, shifting resources within the company to minimize layoffs and cutbacks. We were careful to retain the resources we would need to capitalize on the new growth opportunities we believed would come our way in such a volatile environment. Once we identified these opportunities, we had the resources on hand to successfully negotiate and quickly close three important acquisitions, and efficiently integrate each business into UFP.

In March, we acquired certain assets of Foamade Industries, Inc. In July, we acquired E.N. Murray Co. Then, in August, we purchased certain assets of Advanced Materials Group (AMI). These were all exciting opportunities to increase market share and position UFP for long-term success. Together, the three acquisitions have been profitable, have added to our operating income, and have quickly made UFP a stronger company. We also recorded one-time transaction gains in each case, as a result of successful negotiations on purchase price. These acquisitions illustrate the growth opportunities that exist for UFP Technologies, as well as our ability to successfully integrate them.

We will continue to search for companies that provide a good strategic and cultural fit, improve our position in our target markets, increase the value we bring our customers, and further differentiate us from our competitors. With newly acquired factories and changing market dynamics, we will also review our operating footprint to make sure our plant locations line up well with future opportunities, and consider changes where appropriate.

Our market diversity proved to be a key asset for UFP in 2009, as strength in the medical and military markets helped offset significant downturns in other markets, particularly automotive. Going forward, we see many more exciting opportunities in the medical and military markets, as well as in our case insert business, molded fiber business, and elsewhere. We also now see a series of emerging opportunities in the automotive space, where the difficult economy has reduced competition. As the auto industry improves, we believe we can grow our business with minimal investment.

Our key strategic tenets that have guided us through both growth years and challenging years remain unchanged:

1. **Market to our sweet spot.** Focus our team and capital resources on those market opportunities that are the best fit with UFP's skills and abilities, and are therefore the areas where we create most value.

2. **Increase the value we bring our customers.** Solve more of our customers' problems and continuously improve their experience in doing business with UFP.

3. **Leverage our size and breadth.** Share best practices, cross-sell between divisions, and leverage our purchasing power.

4. **Position UFP for long-term growth.** Continuously improve all aspects of our business; invest in research and development of new materials and processes, supplier relationships, and the development of our people.

I would like to thank our talented team members, who worked incredibly hard to make 2009 a success. Despite the cutbacks and market challenges, they showed great skill in integrating the three acquisitions and improving our base business as the economy improved. We are particularly fortunate to have what we believe is our industry's largest and best engineering team. We will continue to increase our investment in engineering resources, as they are a great competitive advantage and strong differentiator.

By taking advantage of unique opportunities to invest in acquisitions, equipment, and new programs that we expect will benefit us for years, we ended 2009 in better shape than ever, and again generated strong earnings for our shareholders. With our diverse customer base, scalable business model, strong balance sheet, and hard-working team, I am very optimistic about 2010 and beyond. Thank you for your continued support of UFP and our strategy. We will continue to work very hard to increase the long-term value of UFP Technologies and your investment in our company.

Sincerely,

R. Jeffrey Bailly
Chairman and CEO

OPERATING INCOME


$2,171
$5,052
$7,247
$8,425
$8,180
2005
2006
2007
2008
2009

SALES


$83,962
$93,749
$93,595
$110,032
$99,231
2005
2006
2007
2008
2009

EARNINGS PER SHARE


$0.14
$0.45
$0.71
$0.82
$0.94
2005
2006
2007
2008
2009





STRATEGIC ACQUISITIONS

We added important new customers and capabilities in 2009

Our acquisition strategy paid big dividends in 2009, with three transactions that strengthened our medical business. In March, we acquired certain assets of Foamade Industries, Inc., which brought us an estimated $5 million book of business, specialized equipment, and important new customers. We folded their two facilities into our Grand Rapids, Michigan, operation (acquired in our 2008 purchase of Stephenson & Lawyer). And it all happened very quickly; the transaction closed just a couple of weeks after the process began.

In July, we acquired E.N. Murray Co. (ENM), a medical market leader specializing in technical polyurethane foams. ENM brought us a $13 million profitable book of business, strong customer relationships, and a complementary product line. It also brought a Colorado location that strengthens our position in the western United States. Our western presence received another boost in September, when we purchased certain assets of Advanced Materials Group (AMI). With its ISO 13485 Quality Certification, FDA certification, and clean room facilities, AMI's California plant is another solid addition to our medical capabilities. All these moves will enable us to serve our medical customers with a broader range of high-quality products and services.



MEDICAL/ BIOTECH

Unique products and capabilities position us for growth

It's no coincidence that our 2009 acquisitions were all in the medical/biotech space, now UFP's largest market. Our share of this market has been growing for years, and for very good reasons. Customers rely on us for critical applications that require the highest levels of innovation and quality. These solutions must meet complex specifications and exacting tolerances. As such, they are a perfect fit for our engineering skills and tightly controlled quality systems.

For these customers, we provide high-performance packaging for medical devices and equipment; components for orthopedic products, wound care solutions, and infection control products; and more. In the biotech space, our breakthrough products, T-Tubes™ and BioShell™, provide insulation and protection uniquely suited for life sciences manufacturing, with an array of benefits that no competitor in the world can match. With our ability to engineer solutions with unique combinations of materials, we will continue to expand our presence in this growing market.







MOLDED FIBER

Demand for our sustainable packaging is on the rise

Across the business world, solutions that reduce waste and protect the environment continue to gain importance. We are uniquely positioned to meet the growing demand for sustainable packaging. Molded Fiber, a UFP Technologies brand, is North America's leading producer of interior packaging solutions made from 100% recycled paper. We pioneered the process, hold many industry patents, and have more manufacturing capacity than any direct North American competitor. And in recent years, we've been taking molded fiber packaging to new levels.

Typically these solutions have been associated with items, like box inserts, that have limited aesthetic appeal. But our design skills and manufacturing techniques have opened a wide range of eye-catching possibilities. As a result, we're seeing greater demand in consumer markets for solutions like our innovative CD cases and beauty product packaging in addition to our Wine Packs™ and candle packs. These applications augment our continued leadership in traditional markets for durable, lightweight interior packaging, for items such as electronics and industrial products. Whatever the application, our sustainable solutions provide excellent protection – for our customers and the environment.

AEROSPACE/ DEFENSE

Diverse solutions meet increasingly complex needs

UFP continues to deliver a broad range of custom-engineered solutions to the aerospace and defense markets. In this space, our ability to manufacture high-quality parts in ISO–certified U.S. factories, combined with our strong partnerships with other defense contractors, gives us an important edge. For example, along with our partners Pelican Products and Armstrong Tool, we are now in the second year of a five-year contract for the General Mechanics Tool Kit (GMTK), a mobile storage solution for tools used to service military vehicles. We also produce tool control solutions for military aircraft, protective packaging for weapon systems, and fire-retardant foam aircraft components.

In addition, we provide uniform and gear components for waist belts, shoulder straps, firearm holsters, replaceable knee and elbow pads, and more. Helping to keep our military members comfortable and safe in highly challenging environments is a responsibility we take very seriously. With these products and many others, we are proud to provide our brave men and women with the superior solutions they need.





SELECTED FINANCIAL DATA

The following selected financial data for the five years ended December 31, 2009, is derived from the audited consolidated financial statements of the Company. The data should be read in conjunction with the consolidated financial statements and the related notes included in this report, and in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

SELECTED CONSOLIDATED FINANCIAL DATA

	Years Ended December 31 (in thousands, except per share data)				
Consolidated statement of operations data[1]	**2009**	**2008**	**2007**	**2006**	**2005**
Net sales	$ 99,231	110,032	93,595	93,749	83,962
Gross profit	26,719	28,563	22,810	19,237	14,601
Operating income	8,180	8,425[2]	7,247	5,054	2,171
Net income attributable to UFP Technologies, Inc.	5,929	5,116	4,159	2,515	659
Diluted earnings per share	0.94	0.82	0.71	0.45	0.14
Weighted average number of diluted shares outstanding	6,294	6,263	5,861	5,571	5,261

	As of December 31 (in thousands)				
Consolidated balance sheet data	**2009**	**2008**	**2007**	**2006**	**2005**
Working capital	$ 27,702	18,688	14,952	8,236	3,321
Total assets	59,452	48,723	45,553	39,037	44,000
Short-term debt and capital lease obligations	623	1,419	1,419	1,767	9,716
Long-term debt and capital lease obligations, excluding current portion	7,502	4,852	6,271	6,921	7,650
Total liabilities	20,446	16,832	20,726	19,796	28,605
Stockholders' equity	39,005	31,890	24,827	19,241	15,395

[1] See Note 21 to the consolidated financial statements for segment information.

[2] Amount includes restructuring charges of $1.3 million.

MARKET PRICE

From July 8, 1996, until April 18, 2001, the Company's common stock was listed on the NASDAQ National Market under the symbol "UFPT." Since April 19, 2001, the Company's common stock has been listed on the NASDAQ Capital Market. The following table sets forth the range of high and low quotations for the common stock as reported by NASDAQ for the quarterly periods from January 1, 2008, to December 31, 2009:

Fiscal Year Ended December 31, 2008	**High**	**Low**
First Quarter	$ 8.20	$ 5.20
Second Quarter	14.63	7.36
Third Quarter	12.18	6.71
Fourth Quarter	7.09	3.92

Fiscal Year Ended December 31, 2009	**High**	**Low**
First Quarter	$ 6.10	$ 3.47
Second Quarter	5.20	4.03
Third Quarter	6.46	4.09
Fourth Quarter	7.10	5.91

NUMBER OF STOCKHOLDERS

As of February 16, 2010, there were 84 holders of record of the Company's Common Stock.

Due to the fact that many of the shares are held by brokers and other institutions on behalf of stockholders, the Company is unable to estimate the total number of individual stockholders represented by these holders of record.

DIVIDENDS

The Company did not pay any dividends in 2008 or 2009. The Company presently intends to retain all of its earnings to provide funds for the operation of its business, although it would consider paying cash dividends in the future. The Company's ability to pay dividends is subject to approval by its principal lending institution.

STOCK PLANS

The Company maintains two active stock option plans to provide long-term rewards and incentives to the Company's key employees, officers, employee directors, non-employee directors, and advisors. The 1993 Employee Stock Option Plan provides for the issuance of up to 1,550,000 shares of the Company's common stock. The 2009 Non-Employee Director Stock Incentive Plan provides for the issuance of up to 975,000 shares of the Company's common stock to non-employee directors. Additional details of these plans are discussed in Note 13 to the consolidated financial statements.

The Company also maintains the 2003 Incentive Plan, which provides the Company with the ability to offer equity-based incentives to present and future executives and other employees who are in a position to contribute to the long-term success and growth of the Company.

Each of these plans and their amendments has been approved by the Company's stockholders.

Summary plan information as of December 31, 2009, is as follows:

	Number of shares of UFPT common stock to be issued[1]	Weighted average exercise price of outstanding options	Number of shares of UFPT common stock remaining available for future issuance
1993 Employee Plan	605,000	$ 2.33	312,293
1998 Director Plan	391,609	4.12	282,089
Total Option Plans	**996,609**	**$ 3.03**	**594,382**
2003 Incentive Plan	276,124	—	297,918
Total All Stock Plans	**1,272,733**	**$ —**	**892,300**

[1] Will be issued upon exercise of outstanding options or vesting of stock unit awards.

RESULTS OF OPERATIONS

The following table sets forth, for the years indicated, the percentage of revenues represented by the items as shown in the Company's consolidated statements of operations:

	2009	2008	2007
Net sales	100.0%	100.0%	100.0%
Cost of sales	73.1	74.0	75.6
Gross profit	**26.9**	**26.0**	**24.4**
Selling, general, and administrative expenses	18.7	17.1	16.7
Restructuring charge	0.0	1.2	0.0
Operating income	**8.2**	**7.7**	**7.7**
Total other expenses (income), net	-0.7	0.3	0.5
Income before income taxes	**8.9**	**7.4**	**7.2**
Income tax expense	2.9	2.8	2.8
Net income	**6.0%**	**4.6%**	**4.4%**

OVERVIEW

UFP Technologies is an innovative designer and custom converter of foams, plastics, and fiber products. The Company serves a myriad of markets, but specifically targets opportunities in the automotive, computers and electronics, medical, aerospace and defense, industrial, and consumer markets.

On March 9, 2009, the Company acquired selected assets of the Hillsdale, Michigan, operations of Foamade Industries, Inc. ("Foamade"), a business specializing in the fabrication of technical urethane foams for a myriad of industries. The Company transitioned the acquired assets to its Grand Rapids, Michigan, plant.

On July 7, 2009, the Company acquired substantially all of the assets of E.N. Murray Co. ("ENM"), a Denver, Colorado-based foam fabricator. ENM specialized in the fabrication of technical urethane foams, primarily for the medical industry. This acquisition brings to the Company further access and expertise in fabricating technical urethane foams and a seasoned management team.

On August 24, 2009, the Company acquired selected assets of Advanced Materials, Inc. ("AMI"), a wholly-owned subsidiary of Advanced Materials Group, Inc. Located in Rancho Dominguez, California, AMI specialized in the fabrication of technical urethane foams, primarily for the medical industry.

On October 29, 2009, the Company's largest customer, Recticel Interiors North America, filed for bankruptcy protection pursuant to Chapter 11 of the bankruptcy code. Sales to Recticel for the fiscal years ended December 31, 2009, 2008, and 2007 were $8.0 million, $13.8 million, and $16.5 million, respectively. On October 29, 2009, the Company was owed $897,445 from Recticel, all of which was within contractual payment terms. The Company had not recorded a specific reserve against this receivable in its December 31, 2009, financial statements, as on December 31, 2009, the Company believed that full collection was probable. The entire $897,445 was paid on March 8, 2010. The Company also expects that the bankruptcy filing will have no impact on future orders from Recticel, and that program volumes will fluctuate based upon consumer demand for the program vehicles.

The Company experienced significantly lower sales in the first half of fiscal 2009, largely due to the weak economy and materially reduced demand for cars in North America. However, sales improved in the third and fourth quarters as many of the Company's customers increased forecasts (both business segments). Although sales for the fiscal year were down, the Company reported record earnings largely due to gains recorded from acquisitions, and the impact on gross margins and selling, general, and administrative expenses of cost-control efforts.

The Company's current strategy includes organic growth and growth through strategic acquisitions.

2009 COMPARED TO 2008

Net sales decreased 9.8% to $99.2 million in the year ended December 31, 2009, from $110.0 million in the same period of 2008. Without sales from its newly acquired Foamade, E.N. Murray Co., and AMI operations (all within the Component Products segment), sales would have declined 19.5% for the year ended December 31, 2009. Sales in the Component Products segment (including those from the newly acquired operations) increased slightly to $61.0 million in 2009, from $60.8 million in 2008. Without sales from the newly acquired operations, Component Product sales would have declined 17.3% to $50.4 million for the year ended December 31, 2009. This decrease in sales is primarily due to a decrease in sales to the automotive industry of approximately $9.6 million. Sales in the Packaging segment decreased 22.2% to $38.2 million for the year ended December 31, 2009, from $49.2 million in the same period of 2008. The decrease in sales is largely due to a decrease in sales of $3.9 million to a key electronics customer and overall reduced demand for packaging because of the impact of the poor economy on demand for our customers' products, partially offset by an increase in demand for environmentally friendly molded fiber packaging of approximately $700,000.

Gross profit as a percentage of sales ("Gross Margin") increased to 26.9% in 2009 from 26.0% in 2008. The improvement in gross margin is primarily attributable to Companywide manufacturing efficiency and cost-cutting initiatives, as well as a favorable shift in product mix (lower auto sales); material cost as a percentage of sales is down 1.2%, partially offset by higher overhead as a percentage of sales due to the fixed-cost components of overhead measured against lower sales.

Selling, General, and Administrative Expenses ("SG&A") decreased 1.5% to $18.5 million for the year ended December 31, 2009, from $18.8 million in 2008. As a percentage of sales, SG&A was 18.7% and 17.1% in the years ended December 31, 2009, and 2008, respectively. The decline in SG&A for the year ended December 31, 2009, is primarily due to reduced administrative variable compensation of approximately $900,000 (both business segments) and reduced SG&A associated with the consolidation of the Company's two Michigan facilities of approximately $550,000 (Component Products segment), partially offset by SG&A associated with newly acquired companies of approximately $1.3 million (Component Products segment). The increase in SG&A as a percentage of sales is primarily a result of the fixed-cost components of SG&A being measured against lower sales.

The Company recorded a restructuring charge of approximately $1.3 million during the year ended December 31, 2008, associated with the consolidation of its Macomb Township, Michigan, automotive operations into its newly acquired plant in Grand Rapids, Michigan. The $1.3 million charge was for the costs associated with vacating the Macomb Township premises, severance, relocation, and stay-bonuses for its employees, equipment moving and hook-up costs, and training and other start-up costs. As of December 31, 2008, the move was completed and all significant costs had been incurred. The Company believes that cost savings exceeded $1.4 million as a result of the consolidation for the fiscal year ended December 31, 2009.

The Company recorded acquisition-related gains of approximately $840,000 for the year ended December 31, 2009. The acquisitions of Foamade, ENM, and AMI all resulted in bargain purchase gains as the consideration paid was less than the fair market value of the net assets acquired. The Company believes the net assets were acquired at a bargain purchase due to the overall weak economy.

Interest expense decreased to approximately $233,000 for the year ended December 31, 2009, from $334,000 in 2008. The decrease in interest expense is primarily attributable to lower average interest rates.

The Company recorded income tax expense as a percentage of pre-tax income of 32.0% and 36.7% for the years ended December 31, 2009, and 2008, respectively. The primary reason for the decrease in income tax expense as a percentage of pre-tax income is due to the non-taxable gains recorded on the acquisitions of Foamade, ENM, and AMI. The Company has deferred tax assets on its books associated with net operating losses generated in previous years. The Company has considered both positive and negative available evidence in its determination that the deferred tax assets will be realized, and has not recorded a tax valuation allowance at December 31, 2009. The Company will continue to assess the realizability of deferred tax assets created by recording tax benefits on operating losses and, when appropriate, will record a valuation allowance against these assets. The amount of the net deferred tax asset considered realizable, however, could be reduced in the near term, if estimates of future taxable income during the carryforward period are reduced.

2008 COMPARED TO 2007

Net sales increased 17.6% to $110.0 million in the year ended December 31, 2008, from $93.6 million in the same period of 2007. Without its newly acquired plant in Grand Rapids, Michigan (Component Products segment), sales increased 4% for the year ended December 31, 2008. Sales in the Component Products segment increased 13.1% to $60.8 million for the year ended December 31, 2008, from $53.8 million in the same period of 2007. The increase is primarily due to sales of $12.7 million from the newly acquired plant in Grand Rapids, partially offset by a decrease in sales to the automotive industry of approximately $5.9 million. The Company believes that sales to the automotive industry will continue to weaken in 2009. Sales in the Engineered Packaging segment increased 23.5% to $49.2 million for the year ended December 31, 2008, from $39.8 million in the same period of 2007. The increase in sales is largely due to an increase in sales of $3.9 million to a key electronics customer, as well as increased demand for environmentally friendly molded fiber packaging.

Gross profit as a percentage of sales ("Gross Margin") increased to 26.0% in 2008 from 24.4% in 2007. The improvement in gross margin is primarily attributable to Company-wide continued strategic pricing and manufacturing efficiency initiatives (material and labor as a percentage of sales are down 1.2% and 0.8%, respectively) partially offset by lower gross margins in the Company's automotive plants (Component Products segment).

Selling, General, and Administrative Expenses ("SG&A") increased 20.9% to $18.8 million for the year ended December 31, 2008, from $15.6 million in 2007. As a percentage of sales, SG&A was 17.1% and 16.7% in the years ended December 31, 2008, and 2007, respectively. The increase in SG&A spending is primarily attributable to increased SG&A from the newly acquired plant in Grand Rapids of approximately $2.2 million (Component Products segment) as well as increased equity-based compensation of approximately $600,000 (Component Products and Packaging segments).

The Company recorded a restructuring charge of approximately $1.3 million during the year ended December 31, 2008, associated with the consolidation of its Macomb Township, Michigan, automotive operations into its newly acquired plant in Grand Rapids, Michigan. The $1.3 million charge is for the costs associated with vacating the Macomb Township premises, severance, relocation, and stay-bonuses for its employees, equipment moving and hook-up costs, and training and other start-up costs. As of December 31, 2008, the move was completed and all significant costs had been incurred.

Interest expense decreased to approximately $334,000 for the year ended December 31, 2008, from $479,000 in 2007. The decrease in interest expense is primarily attributable to lower average borrowings.

The Company recorded income tax expense as a percentage of pre-tax income of 36.7% and 37.9% for the years ended December 31, 2008, and 2007, respectively. The Company has deferred tax assets on its books associated with net operating losses generated in previous years. The Company has considered both positive and negative available evidence in its determination that the deferred tax assets will be realized, and has not recorded a tax valuation allowance at December 31, 2008. The Company will continue to assess the realizability of deferred tax assets created by recording tax benefits on operating losses and, when appropriate, will record a valuation allowance against these assets. The amount of the net deferred tax asset considered realizable, however, could be reduced in the near term, if estimates of future taxable income during the carryforward period are reduced.

LIQUIDITY AND CAPITAL RESOURCES

The Company funds its operating expenses, capital requirements, and growth plan through internally generated cash and bank credit facilities.

As of December 31, 2009, and 2008, working capital was approximately $27,702,000 and $18,688,000, respectively. The increase in working capital is primarily attributable to an increase in cash of approximately $8.3 million due to cash generated from operations and an increase in accounts receivable of approximately $1.5 million due mostly to strong December 2009 sales partially offset by an increase in accounts payable of approximately $970,000 due to the timing of year-end cash disbursements. Cash provided from operations was approximately $10.7 million and $6.7 million in 2009 and 2008, respectively. The primary reason for the increase in cash generated from operations in 2009 is an increase in profits of approximately $821,000, a decrease in inventory, net of amounts acquired in business combinations, of approximately $1.9 million during the fiscal year ended December 31, 2009, compared to an increase in inventory of approximately $435,000 during fiscal 2008 (due to inventory management efforts), an increase in accounts payable, net of amounts acquired in business combinations, of approximately $393,000 for the year ended December 31, 2009, compared to a decrease in accounts payable of approximately $2.8 million for the year ended December 31, 2008 (difference in the timing of check runs at the end of the respective years), partially offset by an increase in accounts receivable, net of accounts receivable acquired in business combinations, of approximately $342,000 for the year ended December 31, 2009, compared to a decrease in accounts receivable of approximately $777,000 for the year ended December 31, 2008 (due mostly to strong December 2009 sales). Net cash used in investing activities in 2009 was approximately $4.3 million and was used primarily for the acquisitions of the selected assets of Foamade Industries, Inc, E.N. Murray Co., and Advanced Materials Group of approximately $2.4 million (net of cash acquired) and the acquisition of new manufacturing equipment of approximately $1.9 million.

On January 29, 2009, the Company amended and extended its credit facility with Bank of America, NA. The facility is comprised of: (i) a revolving credit facility of $17 million; (ii) a term loan of $2.1 million with a seven-year straight-line amortization; (iii) a term loan of $1.8 million with a 20-year straight-line amortization; and (iv) a term loan of $4.0 million with a 20-year straight-line amortization. Extensions of credit under the revolving credit facility are based in part upon accounts receivable and inventory levels. Therefore, the entire $17 million may not be available to the Company. As of December 31, 2009, the Company had availability of approximately $14.4 million based upon collateral levels in place as of that date. The credit facility calls for interest of LIBOR plus a margin that ranges from 1.0% to 1.5% or, at the discretion of the Company, the bank's prime rate less a margin that ranges from 0.25% to zero. In both cases the applicable margin is dependent upon Company performance. The loans are collateralized by a first priority lien on all of the Company's assets, including its real estate located in Georgetown, Massachusetts, and in Grand Rapids, Michigan. Under the credit facility, the Company is subject to a minimum fixed-charge coverage financial covenant. The Company's $17 million revolving credit facility matures November 30, 2013; the term loans are all due on January 29, 2016. At December 31, 2009, the interest rate on these facilities was 1.26%.

UDT has a mortgage note collateralized by the Florida facility, dated May 22, 2007. The note had an original principal balance of $786,000 and calls for 180 monthly payments of $7,147. The interest rate is fixed at approximately 7.2%.

COMMITMENTS, CONTRACTUAL OBLIGATIONS, AND OFF-BALANCE SHEET ARRANGEMENTS

The following table summarizes the Company's contractual obligations at December 31, 2009:

Payments due in:	Operating Leases	Grand Rapids Mortgage	Equipment Loans	Term Loans	Massachusetts Mortgage	UDT Mortgage	Debt Interest	Supplemental Retirement	Total
2010	$ 1,803,371	$ 200,000	$ 5,755	$ 288,360	$ 92,300	$ 36,592	$ 217,456	$ 96,250	$ 2,740,084
2011	1,338,139	200,000	35,095	288,360	92,300	39,120	209,361	75,000	2,277,375
2012	1,180,901	200,000	—	288,360	92,300	42,025	192,197	75,000	2,070,783
2013	779,534	200,000	—	288,360	92,300	45,147	174,265	75,000	1,654,606
2014 and thereafter	588,853	3,033,332	—	624,784	1,399,883	540,457	624,918	170,833	6,983,060
	$ 5,690,798	**$ 3,833,332**	**$ 40,850**	**$ 1,778,224**	**$ 1,769,083**	**$ 703,341**	**$1,418,197**	**$ 492,083**	**$ 15,725,908**

The Company requires cash to pay its operating expenses, purchase capital equipment, and to service the obligations listed above. The Company's principal sources of funds are its operations and its revolving credit facility. Although the Company generated cash from operations in the year ended December 31, 2009, it cannot guarantee that its operations will generate cash in future periods.

The Company does not believe that inflation has had a material impact on its results of operations in the last three years.

The Company had no off-balance sheet arrangements in 2009.

CRITICAL ACCOUNTING POLICIES

The preparation of consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to product returns, bad debts, inventories, intangible assets, income taxes, warranty obligations, restructuring charges, contingencies, and litigation.

The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, including current and anticipated worldwide economic conditions, both in general and specifically in relation to the packaging industry, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company's significant accounting policies are described in Note 1 to the consolidated financial statements included in Item 8 of this Form 10-K. The Company believes the following critical accounting policies necessitated that significant judgments and estimates be used in the preparation of its consolidated financial statements.

The Company has reviewed these policies with its Audit Committee.

- **Revenue Recognition** The Company recognizes revenue at the time of shipment when title and risk of loss have passed to the customer, persuasive evidence of an arrangement exists, performance of its obligation is complete, its price to the buyer is fixed or determinable, and the Company is reasonably assured of collection. If a loss is anticipated on any contract, a provision for the entire loss is made immediately. Determination of these criteria, in some cases, requires management's judgments. Should changes in conditions cause management to determine that these criteria are not met for certain future transactions, revenue for any reporting period could be adversely affected.

- **Intangible Assets** Intangible assets include patents and other intangible assets. Intangible assets with an indefinite life are not amortized. Intangible assets with a definite life are amortized on a straight-line basis, with estimated useful lives ranging from eight to 14 years. Indefinite-lived intangible assets are tested for impairment annually, and will be tested for impairment between annual tests if an event occurs or circumstances change that would indicate that the carrying amount may be impaired. Intangible assets with a definite life are tested for impairment whenever events or circumstances indicate that their value may be reduced.

- **Goodwill** Goodwill is tested for impairment annually, and will be tested for impairment between annual tests if an event occurs or circumstances change that would indicate that the carrying amount may be impaired. Impairment testing for goodwill is done at a reporting unit level. Reporting units are one level below the business segment level, but can be combined when reporting units within the same segment have similar economic characteristics. The Company's reporting units include its Component Products segment, Packaging segment (excluding its Molded Fiber operation), and its Molded Fiber operation. An impairment loss generally would be recognized when the carrying amount of the reporting unit's net assets exceeds the estimated fair value of the reporting unit. The Company completed its annual goodwill impairment test as of December 31, 2009. Fair values of the reporting units were determined using a combination of several valuation methodologies, including income and market approaches, which include the use of Level 1 and Level 3 inputs (see Note 19 to the Consolidated Financial Statements). The fair values of reporting units that have goodwill balances were estimated to be more than 100% greater than their respective carrying values and, therefore, it was determined that no goodwill was impaired.

- **Accounts Receivable** The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. These allowances for doubtful accounts are determined by reviewing specific accounts that the Company has deemed are at risk of being uncollectible and other credit risks associated with groups of customers. If the financial condition of the Company's customers were to deteriorate or economic conditions were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required with a resulting charge to results of operations.

- **Inventories** The Company provides reserves for estimated obsolescence or unmarketable inventory equal to the difference between the cost of the inventory and the estimated market value based upon assumptions about future demand and market conditions. The Company fully reserves for inventories deemed obsolete. The Company performs periodic reviews of all inventory items to identify excess inventories on hand by comparing on-hand balances to anticipated usage using recent historical activity, as well as anticipated or forecasted demand, based upon sales and marketing inputs through its planning systems. If estimates of demand diminish or actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required with a resulting charge to operations.

- **Deferred Income Taxes** The Company evaluates the need for a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. The Company has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance. Should the Company determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following discussion of the Company's market risk includes "forward-looking statements" that involve risk and uncertainties. Actual results could differ materially from those projected in the forward-looking statements.

Market risk represents the risk of changes in value of a financial instrument caused by fluctuations in interest rates, foreign exchange rates, and equity prices. At December 31, 2009, the Company's cash and cash equivalents consisted of bank accounts in U.S. dollars, and their valuation would not be affected by market risk. The Company has four debt instruments where interest is based upon either the Prime rate or LIBOR and, therefore, future operations could be affected by interest rate changes; however, the Company believes that the market risk of the debt is minimal.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

UFP Technologies, Inc.

Georgetown, MA

We have audited the accompanying consolidated balance sheets of UFP Technologies, Inc. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three year period ended December 31, 2009. Our audits also included the financial statement schedule for each of the years in the three year period ended December 31, 2009 as listed in the index at Item 15(a)(2). These consolidated financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of UFP Technologies, Inc. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

CCR LLP

Westborough, Massachusetts

March 30, 2010

CONSOLIDATED BALANCE SHEETS

ASSETS	December 31 2009	December 31 2008
Current assets:		
Cash and cash equivalents	$ 14,998,514	$ 6,729,370
Receivables, net	14,218,005	12,754,875
Inventories, net	7,647,517	8,152,746
Prepaid expenses	476,381	516,388
Deferred income taxes	1,410,780	1,488,575
Total current assets	**38,751,197**	**29,641,954**
Property, plant, and equipment	43,582,578	40,666,779
Less accumulated depreciation and amortization	(31,364,683)	(28,912,455)
Net property, plant, and equipment	12,217,895	11,754,323
Goodwill	6,481,037	6,481,037
Intangible Assets	817,737	175,841
Other assets	1,183,930	669,505
Total assets	**$ 59,451,796**	**$ 48,722,661**

LIABILITIES AND STOCKHOLDERS' EQUITY	2009	2008
Current liabilities:		
Accounts payable	$ 4,273,625	$ 3,304,194
Accrued taxes and other expenses	6,152,826	6,230,001
Current installments of long-term debt	623,007	716,697
Current installments of capital lease obligations	—	702,765
Total current liabilities	**11,049,458**	**10,953,657**
Long-term debt, excluding current installments	7,501,823	3,941,996
Capital lease obligations, excluding current installments	—	909,900
Deferred income taxes	776,877	113,073
Retirement and other liabilities	1,118,197	913,644
Total liabilities	**20,446,355**	**16,832,270**
Commitments and contingencies (Note 16)		
Stockholders' equity:		
Preferred stock, $.01 par value. Authorized 1,000,000 shares; no shares issued or outstanding	—	—
Common stock, $0.1 par value. Authorized 20,000,000 shares; issued and outstanding 5,945,357 shares in 2009 and 5,666,703 shares in 2008	59,454	56,667
Additional paid-in capital	15,009,613	13,774,334
Retained earnings	23,465,812	17,536,387
Total UFP Technologies, Inc. stockholders' equity	**38,534,879**	**31,367,388**
Non-controlling interests	470,562	523,003
Total stockholders' equity	**39,005,441**	**31,890,391**
Total liabilities and stockholders' equity	**$ 59,451,796**	**$ 48,722,661**

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31		
	2009	2008	2007
Net sales	$ 99,231,334	$ 110,031,601	$ 93,595,140
Cost of sales	72,511,919	81,468,539	70,784,986
Gross profit	**26,719,415**	**28,563,062**	**22,810,154**
Selling, general, and administrative expenses	18,539,005	18,822,965	15,562,800
Restructuring charge	—	1,315,366	—
Operating Income	**8,180,410**	**8,424,731**	**7,247,354**
Other income (expense):			
Interest expense, net	(232,747)	(334,293)	(479,171)
Equity in net income of unconsolidated partnership	—	7,218	15,038
Other, net	11,206	57,457	32,500
Gains on acquisitions	839,690	—	—
Total other (expense) income	618,149	(269,618)	(431,633)
Income before income tax provision	**8,798,559**	**8,155,113**	**6,815,721**
Income tax expense	2,816,575	2,994,648	2,584,250
Net income from consolidated operations	5,981,984	5,160,465	4,231,471
Net income attributable to non-controlling interests	(52,559)	(44,465)	(72,370)
Net income attributable to UFP Technologies, Inc.	**$ 5,929,425**	**$ 5,116,000**	**$ 4,159,101**
Net income per share:			
Basic	$ 1.02	$ 0.92	$ 0.78
Diluted	$ 0.94	$ 0.82	$ 0.71
Weighted average common shares:			
Basic	5,829,580	5,549,830	5,306,948
Diluted	6,293,964	6,262,666	5,861,420

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years ended December 31, 2009, 2008, and 2007

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Non-Controlling Interests	Total Stockholders' Equity
Balance at December 31, 2006	**5,156,764**	**$ 51,568**	**$ 10,311,682**	**$ 8,261,286**	**$ 616,157**	**$ 19,240,693**
Stock issued under Employee Stock Purchase Plan	4,721	47	23,848	—	—	23,895
Stock issued in lieu of compensation	55,189	552	255,524	—	—	256,076
Share-based compensation	41,000	410	691,614	—	—	692,024
Exercise of stock options, net of shares presented for exercise	117,707	1,177	271,037	—	—	272,214
Excess tax benefits on share-based compensation	—	—	215,094	—	—	215,094
Net income	—	—	—	4,159,101	72,370	4,231,471
Distribution to non-contolling interests	—	—	—	—	(104,994)	(104,994)
Balance at December 31, 2007	**5,375,381**	**$ 53,754**	**$ 11,768,799**	**$12,420,387**	**$ 583,533**	**$ 24,826,473**
Stock issued under Employee Stock Purchase Plan	2,817	28	20,535	—	—	20,563
Stock issued in lieu of compensation	55,644	556	343,324	—	—	343,880
Share-based compensation	93,680	937	1,304,852	—	—	1,305,789
Exercise of stock options	139,181	1,392	331,634	—	—	333,026
Net share settlement of restricted stock units	—	—	(206,044)	—	—	(206,044)
Excess tax benefits on share-based compensation	—	—	211,234	—	—	211,234
Net income	—	—	—	5,116,000	44,465	5,160,465
Distribution to non-contolling interests	—	—	—	—	(104,995)	(104,995)
Balance at December 31, 2008	**5,666,703**	**$ 56,667**	**$ 13,774,334**	**$17,536,387**	**$ 523,003**	**$ 31,890,391**
Stock issued in lieu of compensation	43,279	433	183,067	—	—	183,500
Share-based compensation	196,000	1,960	898,853	—	—	900,813
Exercise of stock options	39,375	394	129,938	—	—	130,332
Excess tax benefits on share-based compensation	—	—	23,421	—	—	23,421
Net income	—	—	—	5,929,425	52,559	5,981,984
Distribution to non-contolling interests	—	—	—	—	(105,000)	(105,000)
Balance at December 31, 2009	**5,945,357**	**$ 59,454**	**$ 15,009,613**	**$23,465,812**	**$ 470,562**	**$ 39,005,441**

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31		
	2009	2008	2007
Cash flows from operating activities:			
Net income	$ 5,981,984	$ 5,160,465	$ 4,231,471
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	2,895,062	2,976,550	2,815,021
Restructuring charge—leasehold improvement write-off	—	170,000	—
Equity in net income of unconsolidated affiliate and partnership	—	(7,218)	(15,038)
Gain on disposal of property, plant, and equipment	(11,206)	(57,457)	(32,500)
Gain on acquisitions	(839,690)	—	—
Share-based compensation	900,813	1,305,789	692,024
Stock issued in lieu of compensation	183,500	343,880	256,076
Deferred income taxes	226,950	16,469	1,209,664
Changes in operating assets and liabilities, net of effects from acquisition:			
Receivables, net	(341,536)	777,392	(166,829)
Inventories	1,863,118	(434,506)	53,051
Prepaid expenses	72,715	350,013	(54,783)
Accounts payable	392,641	(2,776,715)	1,073,753
Accrued taxes and other expenses	(330,726)	(937,577)	760,267
Retirement and other liabilities	204,553	(119,173)	94,560
Other assets	(509,425)	(98,161)	(228,077)
Net cash provided by operating activities	**10,688,753**	**6,669,751**	**10,688,660**
Cash flows from investing activities:			
Additions to property, plant, and equipment	(1,856,837)	(2,763,250)	(2,100,584)
Acquisition of Stephenson & Lawyer net of cash acquired	—	(5,181,066)	—
Acquisition of Foamade Industries, Inc.'s assets	(375,000)	—	—
Acquisition of E.N. Murray Co. net of cash acquired	(1,440,534)	—	—
Acquisition of Advanced Materials Group assets	(620,000)	—	—
Payments received on affiliated partnership	—	7,218	15,038
Proceeds from sale of property, plant, and equipment	13,364	101,020	32,500
Net cash used in investing activities	**(4,279,007)**	**(7,836,078)**	**(2,053,046)**
Cash flows from financing activities:			
Proceeds from long-term borrowings	4,000,000	—	786,000
Distribution to United Development Company Partners (non-controlling interest)	(105,000)	(104,995)	(104,994)
Excess tax benefits on share-based compensation	23,421	211,234	215,094
Proceeds from sale of common stock	—	20,563	23,895
Proceeds from exercise of stock options	130,332	333,026	272,214
Principal repayment of long-term debt	(576,690)	(714,027)	(1,095,607)
Principal repayment of obligations under capital leases	(1,612,665)	(704,407)	(688,991)
Cash settlements of restricted stock units	—	(206,044)	—
Net cash provided by (used in) financing activities	**1,859,398**	**(1,164,650)**	**(592,389)**
Net change in cash	8,269,144	(2,330,977)	8,043,225
Cash and cash equivalents at beginning of year	6,729,370	9,060,347	1,017,122
Cash and cash equivalents at end of year	**$ 14,998,514**	**$ 6,729,370**	**$ 9,060,347**

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009, and 2008

(1) Summary of Significant Accounting Policies

UFP Technologies, Inc. ("The Company") is an innovative designer and custom converter of foams, plastics, and natural fiber products principally serving the automotive, computer and electronics, medical, aerospace and defense, consumer, and industrial markets. The Company was incorporated in the State of Delaware in 1993.

(a) Principles of Consolidation

The consolidated financial statements include the accounts and results of operations of UFP Technologies, Inc., its wholly-owned subsidiaries, Moulded Fibre Technology, Inc., Simco Automotive Trim, Inc., Simco Technologies, Inc., and Stephenson & Lawyer, Inc. and its wholly-owned subsidiary, Patterson Properties Corporation. The Company also consolidates United Development Company Limited, of which the Company owns 26.32% (see Note 8). All significant inter-company balances and transactions have been eliminated in consolidation.

(b) Codification

Effective July 1, 2009, the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") became the single official source of authoritative, nongovernmental generally accepted accounting principles ("GAAP") in the United States. The historical GAAP hierarchy was eliminated and the ASC became the only level of authoritative GAAP, other than guidance issued by the Securities and Exchange Commission. The Company's accounting policies were not affected by the conversion to ASC. However, references to specific accounting standards in the footnotes to the Company's consolidated financial statements have been changed to refer to the appropriate section of ASC.

(c) Accounts Receivable

The Company periodically reviews the collectability of its accounts receivable. Provisions are recorded for accounts that are potentially uncollectible. Determining adequate reserves for accounts receivable requires management's judgment. Conditions impacting the realizability of the Company's receivables could cause actual asset write-offs to be materially different than the reserved balances as of December 31, 2009.

(d) Inventories

Inventories that include material, labor, and manufacturing overhead are valued at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method.

The Company periodically reviews the realizability of its inventory for potential obsolescence. Determining adequate obsolescence requires management's judgment. Conditions impacting the realizability of the Company's inventory could cause actual asset write-offs to be materially different than the reserve balances as of December 31, 2009.

(e) Property, Plant, and Equipment

Property, plant, and equipment are stated at cost and are depreciated or amortized using the straight-line method over the estimated useful lives of the assets or the related lease term, if shorter (for financial statement purposes) and accelerated methods (for income tax purposes). Certain manufacturing machines that are dedicated to a specific program—where total units to be produced over the life of the program are estimable—are depreciated using the modified units of production method for financial statement purposes.

Estimated useful lives of property, plant, and equipment are as follows:

Leasehold improvements	Shorter of estimated useful life or remaining lease term
Buildings and improvements	31.5 years
Equipment	8–10 years
Furniture and fixtures	5–7 years

Property, plant, and equipment amounts are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset (asset group) may not be recoverable. An impairment loss would be recognized when the carrying amount of an asset exceeds the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. The amount of the impairment loss to be recorded is calculated by the excess of the asset's carrying value over its fair value. Fair value is generally determined using a discounted cash flow analysis.

(f) Income Taxes

The Company's income taxes are accounted for under the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax expense (benefit) results from the net change during the year in deferred tax assets and liabilities. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company evaluates the need for a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. The Company has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance. Should the Company determine that it would not be able to realize all or part of its deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period such determination was made.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. The Company recognizes interest and penalties accrued related to unrecognized tax benefits in tax expense.

(g) Revenue Recognition

The Company recognizes revenue at the time of shipment when title and risk of loss have passed to the customer, persuasive evidence of an arrangement exists, performance of its obligation is complete, its price to the buyer is fixed or determinable, and the Company is reasonably assured of collection. If a loss is anticipated on any contract, a provision for the entire loss is made immediately. Determination of these criteria, in some cases, requires management's judgments. Should changes in conditions cause management to determine these criteria are not met for certain future transactions, revenue for any reporting period could be adversely affected.

(h) Investments in Realty Partnership

The Company has invested in Lakeshore Estates Associates, a realty limited partnership. The Lakeshore Estates investment is stated at cost, plus or minus the Company's proportionate share of the limited partnership's income or losses, less any distributions received from the limited partnership. The Company has recognized its share of Lakeshore Estates Associates' losses only to the extent of its original investment in, and advances to, this partnership. The Company's carrying amount for this investment is zero at December 31, 2009, and 2008, respectively.

(i) Goodwill

Goodwill is tested for impairment annually, and will be tested for impairment between annual tests if an event occurs or circumstances change that would indicate that the carrying amount may be impaired. Impairment testing for goodwill is done at a reporting unit level. Reporting units are one level below the business segment level, but can be combined when reporting units within the same segment have similar economic characteristics. The Company's reporting units include its Component Products segment, Packaging segment (excluding its Molded Fiber operation), and its Molded Fiber operation. An impairment loss generally would be recognized when the carrying amount of the reporting unit's net assets exceeds the estimated fair value of the reporting unit. The Company completed its most recent annual goodwill impairment test as of December 31, 2009. Fair values of the reporting units were determined using several valuation methodologies, including a combination of income and market approaches, which include the use of Level 1 and Level 3 inputs (Note 19). The fair values of both reporting units that had goodwill balances were estimated to be more than 100% greater than their respective carrying values and, therefore, it was determined that there was no goodwill impairment in 2009. There also was no goodwill impairment in 2008 or 2007.

(j) Intangible Assets

Intangible assets include patents and other intangible assets. Intangible assets with an indefinite life are not amortized. Intangible assets with a definite life are amortized on a straight-line basis, with estimated useful lives ranging from eight to 14 years. Indefinite-lived intangible assets are tested for impairment annually, and will be tested for impairment between annual tests if an event occurs or circumstances change that would indicate that the carrying amount may be impaired. Intangible assets with a definite life are tested for impairment whenever events or circumstances indicate that their value may be reduced.

(k) Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2009, and 2008, cash equivalents primarily consisted of money market accounts and certificates of deposit that are readily converted into cash. The Company utilizes zero-balance disbursement accounts to manage its funds. As such, outstanding checks at the end of a year are reclassified to accounts payable. At December 31, 2009, and 2008, the amount reclassified was approximately $1.6 million.

The Company maintains its cash in bank deposit accounts, money market funds, and certificates of deposit that at times exceed federally insured limits. The Company periodically reviews the financial stability of institutions holding its accounts, and does not believe it is exposed to any significant risk on cash.

(l) Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(m) Segments and Related Information

The Company has adopted the provisions of ASC 280, *Segment Reporting*, which established standards for the way that public business enterprises report information and operating segments in annual financial statements, and requires reporting of selected information in interim financial reports (see Note 21).

(n) Share-Based Compensation

When accounting for equity instruments exchanged for employee services, share-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the employee's requisite service period (generally the vesting period of the equity grant).

Share-based compensation cost that has been charged against income for stock compensation plans is as follows:

	Year Ended December 31		
	2009	**2008**	**2007**
Selling, general, and administrative expense	$ 900,813	$ 1,305,789	$ 692,024

The compensation expense for stock options granted during the three-year period ended December 31, 2009, was determined as the intrinsic fair market value of the options, using a lattice-based option valuation model with the assumptions noted as follows:

	Year Ended December 31		
	2009	**2008**	**2007**
Expected volatility	68.8% to 84.6%	88.0%	76.7% to 89.3%
Expected dividends	None	None	None
Risk-free interest rate	3.6%	4.0%	3.4% to 5.0%
Exercise price	Closing price on date of grant	Closing price on date of grant	Closing price on date of grant
Imputed life	4.1 to 7.9 years (output in lattice-based model)	7.9 years (output in lattice-based model)	4.1 to 7.9 years (output in lattice-based model)

The weighted average grant date fair value of options granted during 2009, 2008, and 2007 was $1.83, $2.87, and $2.38, respectively.

The total income tax benefit recognized in the statement of operations for share-based compensation arrangements was approximately $291,000, $458,000, and $223,000, for the years ended December 31, 2009, 2008, and 2007, respectively.

(o) Deferred Rent

The Company accounts for escalating rental payments on a straight-line basis over the term of the lease.

(p) Shipping and Handling Costs

Costs incurred related to shipping and handling are included in cost of sales. Amounts charged to customers pertaining to these costs are included as revenue.

(q) Research and Development

On a routine basis, the Company incurs costs related to research and development activity. These costs are expensed as incurred. Approximately $1.4 million, $1.4 million, and $1.3 million were expensed in the years ended December 31, 2009, 2008, and 2007, respectively.

(r) Fair Value of Financial Instruments

Cash and cash equivalents, accounts receivable, accounts payable, and accrued taxes and other expenses are stated at carrying amounts that approximate fair value because of the short maturity of those instruments. The carrying amount of the Company's long-term debt approximates fair value as the interest rate on the debt approximates the Company's current incremental borrowing rate.

(s) *Fair Value Measurement*

The Company has adopted ASC 820, *Fair Value Measurements and Disclosures*, which defines fair value, establishes guidelines for measuring fair value, and expands disclosures regarding fair value measurements for all assets and liabilities that are measured at fair value on either a recurring or non-recurring basis. The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities, which are required to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact and the market-based risk measurement or assumptions that market participants would use in pricing the asset or liability, such as inherent risk, transfer restrictions, and credit risk.

The Company has not elected fair value accounting for any financial instruments for which fair value accounting is optional.

(2) New Accounting Pronouncements

Non-Controlling Interests The Company adopted updated guidance included in ASC 810, *Consolidation*, effective January 1, 2009. The updated guidance in ASC 810 requires (i) that non-controlling (minority) interests be reported as a component of stockholders' equity; (ii) that net income attributable to the parent and the non-controlling interest be separately identified in the consolidated statements of operations; (iii) that changes in a parent's ownership interest while the parent retains the controlling interest be accounted for as equity transactions; (iv) that any retained non-controlling equity investment upon the deconsolidation of a subsidiary be initially measured at fair value; and (v) that sufficient disclosures be provided that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. As a result of the adoption, the Company has reported its non-controlling interest in United Development Company Limited ("UDT") as a component of stockholders' equity in the consolidated balance sheets, and the net income attributable to its non-controlling interest in UDT has been separately identified in the consolidated statements of operations. The prior periods presented have also been reclassified to conform to the current classification required by ASC 810.

Business Combinations The Company adopted updated guidance included in ASC 805, *Business Combinations*, effective January 1, 2009. ASC 805 now requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction, and establishes the acquisition date fair value as the measurement objective for all assets acquired and liabilities assumed in a business combination. Certain provisions of this updated guidance will, among other things, impact the determination of acquisition date fair value of consideration paid in a business combination (including contingent consideration); exclude transaction costs from acquisition accounting; and change accounting practices for acquired contingencies, acquisition-related restructuring costs, in-process research and development, indemnification assets, and tax benefits. Implementation of this updated guidance resulted in the Company recognizing gains of approximately $81,000 related to its acquisition of selected assets of Foamade Industries, Inc. ("Foamade") in the first quarter of 2009, as well as gains of approximately $558,000 and $201,000 related to its acquisition of selected assets of E.N. Murray Co. ("ENM") and Advanced Materials, Inc. ("AMI"), a wholly-owned subsidiary of Advanced Materials Group, Inc., respectively, in the third quarter of 2009 (Note 19). Cumulative acquisition-related costs of $90,000, that would otherwise have been included as part of the acquisition cost prior to the adoption of this updated guidance, were charged to expense as incurred.

Variable Interest Entities In June 2009, the FASB issued guidance to change financial reporting of enterprises with variable interest entities ("VIEs") to require an enterprise to qualitatively assess the determination of the primary beneficiary of a VIE based on whether the enterprise (1) has the power to direct the activities of a VIE that most significantly impact the VIE's economic performance and (2) has the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. Also, the guidance requires an ongoing reconsideration of the primary beneficiary and amends the events that trigger a reassessment of whether an entity is a VIE. Enhanced disclosures are also required to provide information about an enterprise's involvement in a VIE. This guidance shall be effective as of the beginning of the Company's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. The Company is currently evaluating the impact of this new guidance.

(3) Supplemental Cash Flow Information

Cash paid for interest and income taxes is as follows:

	Year Ended December 31		
	2009	2008	2007
Interest	$ 205,828	$ 355,221	$ 486,826
Income taxes, net of refunds	$ 1,648,764	$ 3,817,383	$ 322,824

(4) Receivables

Receivables consist of the following:

	December 31	
	2009	**2008**
Accounts receivable-trade	$ 14,691,917	$ 13,141,912
Less allowance for doubtful receivables	(473,912)	(387,037)
	$ 14,218,005	**$ 12,754,875**

The Company's accounts receivable balance is comprised of many accounts. The highest receivable account balance as of December 31, 2009, represented 6% of the total accounts receivable balance as of that date. The Company performs credit evaluations on its customers and obtains credit insurance on a large percentage of its accounts.

The top customer in the Company's Component Products segment comprises 13% of that segment's total sales and 8% of the Company's total sales for the year ended December 31, 2009. The top customer in the Company's Packaging segment comprises 10.6% of that segment's total sales and 4.1% of the Company's total sales for the year ended December 31, 2009.

(5) Inventories

Inventories consist of the following:

	December 31	
	2009	**2008**
Raw materials	$ 4,924,228	$ 5,120,755
Work in process	699,102	324,782
Finished goods	2,574,813	3,012,984
Less reserve for obsolescence	(550,626)	(305,775)
	$ 7,647,517	**$ 8,152,746**

(6) Other Intangible Assets

The carrying values of the Company's definite-lived intangible assets as of December 31, 2009, and 2008 are as follows:

	Patents	**Non-Compete**	**Customer List**	**Total**
Gross amount December 31, 2009	$ 448,306	$ 200,000	$ 769,436	$ 1,417,742
Accumulated amortization at December 31, 2009	(385,933)	(53,240)	(160,832)	(600,005)
Net balance at December 31, 2009	**$ 62,373**	**$ 146,760**	**$ 608,604**	**$ 817,737**
Gross amount December 31, 2008	448,306	50,000	120,436	$ 618,742
Accumulated amortization at December 31, 2008	(351,481)	(26,720)	(64,700)	(442,901)
Net balance at December 31, 2008	**$ 96,825**	**$ 23,280**	**$ 55,736**	**$ 175,841**

Amortization expense related to intangible assets was $157,104, $69,072, and $69,072 for the years ended December 31, 2009, 2008, and 2007, respectively. Future amortization for the years ending December 31 will be approximately:

2010	$ 228,872
2011	197,456
2012	159,800
2013	159,800
2014 and thereafter	71,809
Total	**$ 817,737**

(7) Property, Plant, and Equipment

Property, plant, and equipment consist of the following:

	December 31 2009	December 31 2008
Land and improvements	$ 589,906	$ 470,872
Buildings and improvements	6,579,670	6,496,542
Leasehold improvements	2,778,894	1,570,906
Equipment	31,133,446	28,873,836
Furniture and fixtures	2,480,510	2,288,428
Construction in progress—equipment/buildings	20,152	966,195
	$ 43,582,578	**$ 40,666,779**

Depreciation and amortization expense for the years ended December 31, 2009, 2008, and 2007 was $2,737,958, $2,907,478, and $2,745,948, respectively.

(8) Investment in and Advances to Affiliated Partnership

The Company has a 26.32% ownership interest in a realty limited partnership, United Development Company Limited ("UDT"). The Company has consolidated the financial statements of UDT for all periods presented because it has determined that UDT is a VIE, and the Company is the primary beneficiary.

Included in the December 31 consolidated balance sheets are the following amounts related to UDT:

	December 31 2009	December 31 2008
Cash	$ 166,940	$ 148,746
Net property, plant, and equipment	1,187,966	1,311,273
Accrued expenses	12,900	12,900
Current and long-term debt	703,341	737,289

(9) Indebtedness

On January 29, 2009, the Company amended and extended its credit facility with Bank of America, NA. The facility is comprised of: (i) a revolving credit facility of $17 million; (ii) a term loan of $2.1 million with a seven-year straight-line amortization; (iii) a term loan of $1.8 million with a 20 year straight-line amortization; and (iv) a term loan of $4.0 million with a 20-year straight-line amortization. Extensions of credit under the revolving credit facility are based in part upon accounts receivable and inventory levels. Therefore, the entire $17 million may not be available to the Company. As of December 31, 2009, the Company had availability of approximately $14.4 million based upon collateral levels in place as of that date. The credit facility calls for interest of LIBOR plus a margin that ranges from 1.0% to 1.5% or, at the discretion of the Company, the bank's prime rate less a margin that ranges from 0.25% to zero. In both cases the applicable margin is dependent upon Company performance. The loans are collateralized by a first priority lien on all of the Company's assets, including its real estate located in Georgetown, Massachusetts, and in Grand Rapids, Michigan. Under the credit facility, the Company is subject to a minimum fixed-charge coverage financial covenant. The Company's $17 million revolving credit facility matures November 30, 2013; the term loans are all due on January 29, 2016. At December 31, 2009, the interest rate on these facilities was 1.26%.

UDT has a mortgage note collateralized by the Florida facility, dated May 22, 2007. The note had an original principal balance of $786,000 and calls for 180 monthly payments of $7,147. The interest rate is fixed at approximately 7.2%.

The Company had capital lease debt of $1,612,665 as of December 31, 2008, which was paid off in full with proceeds from the above credit facilities.

Long-term debt consists of the following:

	December 31 2009	December 31 2008
Mortgage notes	$ 5,602,415	$ 1,859,000
Note payable	1,778,224	2,062,405
UDT mortgage	703,341	737,288
Equipment loan	40,850	—
Total long-term debt	**8,124,830**	**4,658,693**
Current Installments	(623,007)	(716,697)
Long-term debt, excluding current installments	**$ 7,501,823**	**$ 3,941,996**

Aggregate maturities of long-term debt are as follows:

Year ending December 31:	
2010	$ 623,007
2011	654,875
2012	622,685
2013	625,807
2014 and there after	5,598,456
	$ 8,124,830

(10) Accrued Taxes and Other Expenses

Accrued taxes and other expenses consist of the following:

	December 31 2009	December 31 2008
Compensation	$ 2,116,597	$ 2,215,874
Benefits/self-insurance reserve	648,791	901,580
Paid time off	764,576	688,315
Commissions payable	334,356	370,432
Plant consolidation	—	316,000
Income taxes payable (overpayment)	389,384	(573,953)
Unrecognized tax benefits	545,000	560,000
Other	1,354,122	1,751,753
	$ 6,152,826	**$ 6,230,001**

(11) Income Taxes

The Company's income tax provision (benefit) for the years ended December 31, 2009, 2008, and 2007 consists of the following:

	Years Ended December 31 2009	2008	2007
Current:			
Federal	$ 2,100,000	$ 2,270,000	$ 983,000
State	490,000	709,000	391,000
	2,590,000	**2,979,000**	**1,374,000**
Deferred:			
Federal	263,000	41,000	1,147,000
State	(36,000)	(25,000)	63,000
	227,000	**16,000**	**1,210,000**
Total income tax provision	**$ 2,817,000**	**$ 2,995,000**	**$ 2,584,000**

At December 31, 2009, the Company has net operating loss carryforwards for federal income tax purposes of approximately $2,192,000 and for state income tax purposes of approximately $1,545,000, which are available to offset future taxable income and expire during the federal tax years ending December 31, 2019 through 2024. The future benefit of the federal net operating loss carryforwards will be limited to approximately $300,000 per year in accordance with Section 382 of the Internal Revenue Code.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and (liabilities) are approximately as follows:

	December 31	
	2009	2008
Equity-based compensation	$ 401,000	$ 387,000
Compensation programs	474,000	497,000
Retirement liability	95,000	184,000
Net operating loss carryforwards	806,000	866,000
Inventory capitalization	230,000	246,000
Reserves	489,000	412,000
Other	49,000	(5,000)
Excess of book over tax basis of fixed assets	(930,000)	(417,000)
Goodwill	(563,000)	(499,000)
Acquisition gains	(270,000)	—
Inventory method change	(147,000)	(295,000)
Net deferred tax assets	**$ 634,000**	**$ 1,376,000**

The amount recorded as net deferred tax assets as of December 31, 2009, and 2008 represents the amount of tax benefits of existing deductible temporary differences or carryforwards that are more likely than not to be realized through the generation of sufficient future taxable income within the carryforward period. The Company believes that the net deferred tax asset of $634,000 at December 31, 2009, is more likely than not to be realized in the carryforward period. This balance includes the tax benefit associated with the acquisition of the common stock of Stephenson & Lawyer, Inc., as discussed in Note 19. Management reviews the recoverability of deferred tax assets during each reporting period.

The actual tax provision for the years presented differs from the "expected" tax provision for those years, computed by applying the U.S. federal corporate rate of 34% to income before income tax expense as follows:

	Years Ended December 31		
	2009	2008	2007
Computed "expected" tax rate	34.0%	34.0%	34.0%
Increase (decrease) in income taxes resulting from:			
State taxes, net of federal tax benefit	3.4	5.6	4.5
Meals and entertainment	0.2	0.2	0.3
R&D credits	(0.9)	(1.2)	(1.1)
Domestic production deduction	(1.7)	(2.1)	—
Non-deductible ISO stock option expense	0.2	0.4	0.5
Acquisition gains	(3.3)	—	—
Other	0.1	(0.2)	(0.3)
Effective tax rate	**32.0%**	**36.7%**	**37.9%**

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. The Company has not been audited by the Internal Revenue Service since 2001 or by any states in connection with income taxes, with the exception of returns filed in Michigan (which have been audited through 2004) and income tax returns filed in Massachusetts for 2005 and 2006 (which are currently being audited). The tax returns for the years 2004 through 2006, and certain items carried forward from earlier years and utilized in those returns, remain open to examination by the IRS and various state jurisdictions.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits ("UTB") resulting from uncertain tax positions is as follows:

	Federal and State Tax	
	2009	2008
Gross UTB balance at beginning of fiscal year	$ 560,000	$ 560,000
Reductions for tax position for prior years	(15,000)	—
Gross UTB balance at December 31	**$ 545,000**	**$ 560,000**

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate as of December 31, 2009, and 2008 are $545,000 and $560,000, respectively, for each year.

At December 31, 2009, and 2008, accrued interest and penalties on a gross basis, which are included above the gross (UTB) balance, were $115,000 for each year.

(12) Net Income Per Share

Basic income per share is based upon the weighted average common shares outstanding during each year. Diluted income per share is based upon the weighted average of common shares and dilutive common stock equivalent shares outstanding during each year. The weighted average number of shares used to compute both basic and diluted income per share consisted of the following:

	Years Ended December 31		
	2009	2008	2007
Basic weighted average common shares outstanding during the year	5,829,580	5,549,830	5,306,948
Weighted average common equivalent shares due to stock options and restricted stock units	464,384	712,836	554,472
Diluted weighted average common shares outstanding during the year	**6,293,964**	**6,262,666**	**5,861,420**

The computation of diluted earnings per share excludes the effect of the potential exercise of stock awards, including stock options, when the average market price of the common stock is lower than the exercise price of the related options during the period. These outstanding stock awards are not included in the computation of diluted earnings per share because the effect would have been antidilutive. For the years ended December 31, 2009, 2008, and 2007, the number of stock awards excluded from the computation was 190,484, 41,769, and 29,877, respectively.

(13) Stock Option and Equity Incentive Plans

Employee Stock Option Plan

The Company's 1993 Employee Stock Option Plan ("Employee Stock Option Plan"), which is stockholder approved, provides long-term rewards and incentives in the form of stock options to the Company's key employees, officers, employee directors, consultants, and advisors. The plan provides for either non-qualified stock options or incentive stock options for the issuance of up to 1,550,000 shares of common stock. The exercise price of the incentive stock options may not be less than the fair market value of the common stock on the date of grant, and the exercise price for non-qualified stock options shall be determined by the Compensation Committee. These options expire over five- to ten-year periods.

Options granted under the plan generally become exercisable with respect to 25% of the total number of shares subject to such options at the end of each 12-month period following the grant of the options, except for options granted to officers, which may vest on a different schedule. At December 31, 2009, there were 605,000 options outstanding under the Employee Stock Option Plan.

Incentive Plan

In June 2003, the Company formally adopted the 2003 Incentive Plan (the "Plan"). The Plan was originally intended to benefit the Company by offering equity-based incentives to certain of the Company's executives and employees, thereby giving them a permanent stake in the growth and long-term success of the Company and encouraging the continuance of their involvement with the Company's businesses. The Plan was amended effective June 4, 2008, to permit certain performance-based cash awards to be made under the Plan. The amendment also added appropriate language so as to enable grants of stock-based awards under the Plan to continue to be eligible for exclusion from the $1,000,000 limitation on deductibility under Section 162(m) of the Internal Revenue Code (the "Code").

Two types of equity awards may be granted to participants under the Plan: restricted shares or other stock awards. Restricted shares are shares of common stock awarded subject to restrictions and to possible forfeiture upon the occurrence of specified events. Other stock awards are awards that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, shares of common stock. Such awards may include Restricted Stock Unit Awards ("RSUs"), unrestricted or restricted stock, nonqualified options, performance shares, or stock appreciation rights. The Company determines the form, terms, and conditions, if any, of any awards made under the Plan. The maximum number of shares of common stock, in the aggregate, that may be delivered in payment or in respect of stock issued under the Plan is 1,250,000 shares.

Through December 31, 2009, 675,958 shares of common stock have been issued under the 2003 Incentive Plan, none of which have been restricted. An additional 276,124 shares are being reserved for outstanding grants of RSUs and other share-based compensation that are subject to various performance and time-vesting contingencies.

Director Plan

Effective July 15, 1998, the Company adopted the 1998 Director Plan for the benefit of non-employee directors of the Company. The 1998 Director Plan provides for options for the issuance of up to 975,000 shares of common stock. These options become exercisable in full at the date of grant and expire 10 years from the date of grant. At December 31, 2009, there were 391,609 options outstanding under the 1998 Director Plan. On June 3, 2009, the 1998 Director Plan was amended to permit the issuance of other equity-based securities and was renamed the 2009 Non-Employee Director Stock Incentive Plan.

The following is a summary of stock option activity under all plans:

	Shares Under Options	Weighted Average Exercise Price	Aggregate Intrinsic Value
Outstanding December 31, 2008	**973,183**	**$ 2.97**	**—**
Granted	69,301	4.17	—
Exercised	(39,375)	3.31	—
Cancelled or expired	(6,500)	3.65	—
Outstanding December 31, 2009	**996,609**	**$ 3.03**	**$ 3,458,233**
Exercisable at December 31, 2009	**975,359**	**$ 2.99**	**$ 3,423,510**
Vested and expected to vest at December 31, 2009	**996,609**	**$ 3.03**	**$ 3,458,233**

The following is a summary of information relating to stock options outstanding and exercisable by price range as of December 31, 2009:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
Range of exercise prices	**Outstanding as of 12/31/09**	**Weighted average remaining contractual life (years)**	**Weighted average exercise price**	**Exercisable as of 12/31/09**	**Weighted average exercise price**
$0.00 - $0.99	50,000	2.1	$ 0.81	50,000	$ 0.81
$1.00 - $1.99	231,911	3.1	1.15	231,911	1.15
$2.00 - $2.99	333,148	3.2	2.49	333,148	2.49
$3.00 - $3.99	158,110	3.7	3.26	158,110	3.26
$4.00 - $4.99	74,301	8.3	4.22	63,051	4.22
$5.00 - $5.99	59,456	6.3	5.14	54,456	5.14
$6.00 - $6.99	47,914	5.7	6.18	42,914	6.14
$10.00 - $10.99	27,500	8.5	10.14	27,500	10.14
$12.00 - $12.99	14,269	8.4	12.37	14,269	12.37
	996,609	**4.1**	**$ 3.03**	**975,359**	**$ 2.99**

During the years ended December 31, 2009, 2008, and 2007, the total intrinsic value of all options exercised (i.e., the difference between the market price and the price paid by the employees to exercise the options) was $79,269, $929,281, and $357,426, respectively, and the total amount of consideration received from the exercise of these options was $130,332, $333,026, and $272,214, respectively.

During the years ended December 31, 2009, 2008, and 2007, the Company recognized compensation expense related to stock options granted to directors and employees of $150,482, $221,324, and $211,050, respectively.

On February 24, 2009, the Company's Compensation Committee approved the issuance of 25,000 shares of unrestricted common stock to the Company's Chairman, Chief Executive Officer, and President under the 2003 Equity Incentive Plan. The shares were issued on December 31, 2009. The Company has recorded compensation expense of $106,000 for the year ended December 31, 2009, based on the grant date price of $4.24 at February 24, 2009. Stock compensation expense of $154,500 and $115,997 was recorded in 2008 and 2007, respectively, for similar awards.

It has been the Company's practice to allow executive officers to take a portion of their earned bonuses in the form of the Company's common stock. The value of the stock received by executive officers, measured at the closing price of the stock on the date of grant, was $183,500, $343,880, and $256,076 for the years ended December 31, 2009, 2008, and 2007, respectively.

Beginning in 2006, RSUs have been granted under the 2003 Incentive Plan to the executive officers of the Company. The stock unit awards are subject to various time-based vesting requirements, and certain portions of these awards are subject to performance criteria of the Company. Compensation expense on these awards is recorded based on the fair value of the award at the date of grant, which is equal to the Company's closing stock price, and is charged to expense ratably during the service period. Upon vesting, RSUs are, in some instances, net-share settled to cover the required withholding tax, and the remaining amount is converted into an equivalent number of common shares. No compensation expense is taken on awards that do not become vested, and the amount of compensation expense recorded is adjusted based on management's determination of the probability that these awards will become vested. The following table summarizes information about stock unit award activity during the year ended December 31, 2009:

	Restricted Stock Units	**Weighted Average Award Date Fair Value**
Outstanding at December 31, 2008	**352,000**	**$ 5.79**
Awarded	95,124	4.24
Shares distributed	(171,000)	5.83
Shares exchanged for cash	—	—
Forfeited/cancelled	—	—
Outstanding at December 31, 2009	**276,124**	**$ 5.19**

The Company recorded $644,331, $929,965, and $364,977 in compensation expense related to these RSUs during the years ended December 31, 2009, 2008, and 2007, respectively.

The following summarizes the future share-based compensation expense the Company will record as the equity securities granted through December 31, 2009, vest:

	Options	**Common Stock**	**Restricted Stock Units**	**Total**
2010	$ 27,904	$ —	$ 431,451	$ 459,355
2011	16,394	—	265,509	281,903
2012	5,312	—	118,715	124,027
2013	2,646	—	16,805	19,451
Total	**$ 52,256**	**$ —**	**$ 832,480**	**$ 884,736**

(14) Preferred Stock

On March 18, 2009, the Company declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $0.01 per share on March 20, 2009, to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share (the "Preferred Share"), of the Company, at a price of $25.00 per one one-thousandth of a Preferred Share subject to adjustment and the terms of the Rights Agreement. The rights expire on March 19, 2019.

(15) Supplemental Retirement Benefit

The Company provides discretionary supplemental retirement benefits for certain retired officers, which will provide an annual benefit to these individuals for various terms following separation from employment. The Company recorded an expense of approximately $35,000, $27,000, and $4,000 for the years ended December 31, 2009, 2008, and 2007, respectively. The present value of the supplemental retirement obligation has been calculated using an 8.5% discount rate, which is included in retirement and other liabilities. Total projected future cash payments for the years ending December 31, 2010 through 2013 are approximately $96,250, $75,000, $75,000, and $75,000, respectively, and approximately $170,833 thereafter.

(16) Commitments and Contingencies

(a) ***Leases*** – The Company has operating leases for certain facilities that expire through 2015. Certain of the leases contain escalation clauses that require payments of additional rent, as well as increases in related operating costs.

Future minimum lease payments under non-cancelable operating leases as of December 31, 2009, are as follows:

Years Ending December 31	Operating Leases
2010	$ 1,803,371
2011	1,338,139
2012	1,180,901
2013	779,534
Thereafter	588,853
Total minimum lease payments	**$ 5,690,798**

Rent expense amounted to approximately $2,442,000, $2,214,000, and $2,464,000, in 2009, 2008, and 2007, respectively.

(b) ***Legal*** – The Company is a defendant in various administrative proceedings that are being handled in the ordinary course of business. In the opinion of management of the Company, these suits and claims should not result in final judgments or settlements that, in the aggregate, would have a material adverse effect on the Company's financial condition or results of operations.

(17) Employee Benefits Plans

The Company maintains a profit-sharing plan for eligible employees. Contributions to the Plan are made in the form of matching contributions to employee 401k deferrals, as well as discretionary amounts determined by the Board of Directors, and amounted to approximately $709,000, $703,000, and $646,000 in 2009, 2008, and 2007, respectively.

The Company has a partially self-insured health insurance program that covers all eligible participating employees. The maximum liability is limited by a stop loss of $100,000 per insured person, along with an aggregate stop loss determined by the number of participants.

During 2006, the Company established an Executive, Non-qualified "Excess" Plan ("the Plan"), which is a deferred compensation plan available to certain executives. The Plan permits participants to defer receipt of part of their current compensation to a later date as part of their personal retirement or financial planning. Participants have an unsecured contractual commitment by the Company to pay amounts due under the Plan. There is currently no security mechanism to ensure that the Company will pay these obligations in the future.

The compensation withheld from Plan participants, together with investment income on the Plan, is reflected as a deferred compensation obligation to participants, and is classified within retirement and other liabilities in the accompanying balance sheets. At December 31, 2009, the balance of the deferred compensation liability totaled approximately $753,000. The related assets, which are held in the form of a Company-owned, variable life insurance policy that names the Company as the beneficiary, are reported within other assets in the accompanying balance sheets, and are accounted for based on the underlying cash surrender values of the policies, and totaled approximately $749,000 as of December 31, 2009.

(18) Fair Value of Financial Instruments

Financial instruments recorded at fair value in the balance sheets, or disclosed at fair value in the footnotes, are categorized below based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels defined by ASC 820, *Fair Value Measurements and Disclosures*, and directly related to the amount of subjectivity associated with inputs to fair valuation of these assets and liabilities, are as follows:

Level 1 – Valued based on unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 – Valued based on either directly or indirectly observable prices for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life.

Level 3 – Valued based on management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

The Company's assets and liabilities that are measured at fair value consist of money market funds and certificates of deposit, both considered cash equivalents, which are categorized by the levels discussed above and in the table below:

Cash Equivalents	**Level 1**	**Level 2**	**Level 3**	**Total**
Money market funds	$ 100,000	$ —	$ —	$ 100,000
Certificates of deposits	—	3,000,000	—	3,000,000
Total	**$ 100,000**	**$ 3,000,000**	**$ —**	**$ 3,100,000**

As of December 31, 2009, the Company does not have any significant non-recurring measurements of non-financial assets and non-financial liabilities. The Company may have additional disclosure requirements in the event an impairment of the Company's non-financial assets occurs in a future period.

(19) Acquisition

On March 9, 2009, the Company acquired selected assets of the Hillsdale, Michigan, operations of Foamade. The Hillsdale operations of Foamade specialized in the fabrication of technical urethane foams for a myriad of industries and bring to the Company further penetration into applications using this family of foams, as well as incremental sales to fold into its operations. The Company has transitioned the acquired assets to its Grand Rapids, Michigan, plant.

On July 7, 2009, the Company acquired substantially all of the assets of ENM, a Denver, Colorado-based foam fabricator, for $2,750,000. ENM specialized in the fabrication of technical urethane foams primarily for the medical industry. This acquisition brings to the Company further access and expertise in fabricating technical urethane foams and a seasoned management team. The Company has leased the former ENM Denver facilities for a period of two years.

On August 24, 2009, the Company acquired selected assets of AMI for $620,000. Located in Rancho Dominguez, California, AMI specialized in the fabrication of technical urethane foams primarily for the medical industry and brings to the Company further penetration into this market. The Company has assumed the lease of the 56,000-square-foot Rancho Dominguez location that is due to expire in November 2010.

The Company recorded gains of approximately $81,000, $558,000, and $201,000 on the acquisitions of selected assets of Foamade, ENM, and AMI, respectively, as it acquired the assets in bargain purchases. The Company believes that the bargain purchase gains resulted from opportunities created by the overall weak economy.

The following table summarizes the consideration paid and the acquisition date fair value of the assets acquired and liabilities assumed relating to each transaction:

	Foamade March 9, 2009	ENM July 7, 2009	AMI August 24, 2009
Consideration			
Cash	$ 375,000	$ 2,750,000	$ 620,000
Fair value of total consideration transferred	**375,000**	**2,750,000**	**620,000**
Acquisition costs (legal fees) included in SG&A	**25,000**	**30,000**	**35,000**
Recognized amounts of identifiable assets acquired			
Cash	—	1,309,466	—
Accounts receivable	—	832,054	289,540
Inventory	182,864	922,497	252,528
Other assets	—	37,708	—
Fixed assets	189,100	812,000	345,750
Non-compete	30,000	120,000	—
Customer list	103,000	490,000	56,000
Total identifiable net assets	**504,964**	**4,523,725**	**943,818**
Payables and accrued expenses	—	(830,341)	—
Equipment loan	—	(42,827)	—
Deferred tax liabilities	(49,386)	(342,212)	(123,051)
Net assets acquired	**$ 455,578**	**$ 3,308,345**	**$ 820,767**

With respect to the acquisition of selected assets of ENM, the Company acquired gross accounts receivable of $873,919, of which it deemed $41,865 to be uncollectible. It therefore recorded the accounts receivable at its fair market value of $832,054. With respect to the acquisition of selected assets of AMI, the Company acquired gross accounts receivable of $324,540, of which it deemed $35,000 to be uncollectible. It therefore recorded the accounts receivable at its fair market value of $289,540. With respect to the noncompete and customer list intangible assets acquired from Foamade, ENM, and AMI, the weighted average amortization period is five years. No residual balance is anticipated for any of the intangible assets.

The following table contains an unaudited pro forma condensed consolidated statement of operations for the years ended December 31, 2009, and 2008, as if the ENM acquisition had occurred at the beginning of the respective periods:

	Years Ended December 31 2009	2008
Sales	**$ 105,228,869**	**$ 123,049,000**
Net Income	6,070,518	5,615,326
Earnings per share		
Basic	$ 1.04	$ 1.01
Diluted	$ 0.96	$ 0.90

It is impractical to determine the amount of sales and earnings that would have been recorded, had the Foamade and AMI acquisitions occurred on January 1, 2009, or January 1, 2008, as records for these time periods are unavailable since the Company only acquired selected assets and not the entire operations. The following table contains the 2009 sales and net income associated with ENM and AMI from the date of acquisition through December 31, 2009:

	ENM	AMI
Sales	**$ 6,396,000**	**$ 1,149,000**
Net Income	381,000	(74,000)

The amount of revenue included in the Company's condensed consolidated statements of operations for the year ended December 31, 2009, associated with the acquisition of Foamade is approximately $3,078,000. The Company is unable to break out the Foamade net income as these products have been merged into its Grand Rapids, Michigan, facility (Component Products) and have become part of that reporting unit.

The above unaudited pro forma information is presented for illustrative purposes only and may not be indicative of the results of operations that would have actually occurred had the ENM acquisition occurred as presented. In addition, future results may vary significantly from the results reflected in such pro forma information.

(20) Plant Consolidation

On August 5, 2008, the Company committed to move forward with a plan to close its Macomb Township, Michigan, automotive plant and consolidate operations into its newly acquired 250,000-square-foot building in Grand Rapids, Michigan. Through December 31, 2008, the Company recorded restructuring charges of approximately $1.3 million in one-time, pre-tax expenses and, through December 31, 2009, invested approximately $759,000 in building improvements in the Grand Rapids facility. The Company does not expect to incur additional costs.

Through the year ended December 31, 2009, the Company has recorded the following activity:

	Ending Restructuring Accrual Balance December 31, 2008	Cash Payments in the 12 Months Ended December 31, 2009	Ending Restructuring Accrual Balance December 31, 2009
Earned severance	$ 116,000	$ 116,000	$ —
Moving and training	200,000	200,000	—
	$ 316,000	**$ 316,000**	**$ —**

(21) Segment Data

The Company is organized based on the nature of the products and services that it offers. Under this structure, the Company produces products within two distinct segments: Packaging and Component Products. Within the Packaging segment, the Company primarily uses polyethylene and polyurethane foams, sheet plastics, and pulp fiber to provide customers with cushion packaging for their products. Within the Component Products segment, the Company primarily uses cross-linked polyethylene foam to provide customers in the automotive, athletic, leisure and health and beauty industries with engineered product for numerous purposes.

The accounting policies of the segments are the same as those described in Note 1. Income taxes and interest expense have been allocated based on operating results and total assets employed in each segment.

Inter-segment transactions are uncommon and not material. Therefore, they have not been separately reflected in the financial table below. The totals of the reportable segments' revenues, net profits, and assets agree with the Company's consolidated amounts contained in the audited financial statements. Revenues from customers outside of the United States are not material.

The top customer in the Company's Component Products segment comprises 13% of that segment's total sales and 8% of the Company's total sales for the year ended December 31, 2009. The top customer in the Company's Packaging segment comprises 10.6% of that segment's total sales and 4.1% of the Company's total sales for the year ended December 31, 2009.

The results for the Packaging segment include the operations of United Development Company Limited.

Financial statement information by reportable segment is as follows:

2009	Component Products	Packaging	Total
Sales	$ 60,973,325	$ 38,258,009	$ 99,231,334
Operating Income	5,806,122	2,374,288	8,180,410
Total assets	25,409,608	34,042,188	59,451,796
Depreciation/Amortization	1,658,290	1,236,772	2,895,062
Capital expenditures	989,027	867,810	1,856,837
Interest expense	90,121	142,626	232,747
Goodwill	4,463,246	2,017,791	6,481,037

2008	Component Products	Packaging	Total
Sales	$ 60,847,533	$ 49,184,068	$ 110,031,601
Operating Income	3,076,360	5,348,371	8,424,731
Total assets	22,098,941	26,623,720	48,722,661
Depreciation/Amortization	1,820,239	1,156,311	2,976,550
Capital expenditures	1,053,622	1,709,628	2,763,250
Interest expense	139,586	194,707	334,293
Goodwill	4,463,246	2,017,791	6,481,037

2007	Component Products	Packaging	Total
Sales	$ 53,782,483	$ 39,812,657	$ 93,595,140
Operating Income	4,767,544	2,479,810	7,247,354
Total assets	18,665,208	26,887,566	45,552,774
Depreciation/Amortization	1,875,488	939,533	2,815,021
Capital expenditures	309,600	1,790,984	2,100,584
Interest expense	174,171	305,000	479,171
Goodwill	4,463,246	2,017,791	6,481,037

(22) Quarterly Financial Information (unaudited)

Year Ended December 31, 2009	Q1	Q2	Q3	Q4
Net sales	$ 21,607,763	$ 20,959,033	$ 27,620,250	$ 29,044,288
Gross profit	4,942,788	5,370,964	7,454,276	8,951,387
Net income attributable to UFP Technologies, Inc.	344,961	566,198	2,112,742	2,905,524
Basic net income per share	0.06	0.10	0.36	0.49
Diluted net income per share	0.06	0.09	0.34	0.45

Year Ended December 31, 2008	Q1	Q2	Q3	Q4
Net sales	$ 28,008,036	$ 28,456,090	$ 27,501,379	$ 26,066,096
Gross profit	6,888,126	7,627,616	7,410,354	6,636,966
Net income attributable to UFP Technologies, Inc.	1,148,141	1,574,222	1,247,285	1,146,352
Basic net income per share	0.21	0.29	0.22	0.20
Diluted net income per share	0.19	0.25	0.20	0.19

Special Note Regarding Forward-Looking Statements

Some of the statements contained in this report are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include, but are not limited to, statements regarding: the Company's ability to outperform its competition and achieve growth targets; the Company's beliefs about the advantages that its size, engineering capability and high-quality manufacturing will help win new business; the Company's growth strategies and growth potential, including by way of acquisition; and the Company's anticipated adaptability, Investors are cautioned that such forward-looking statements involve risks and uncertainties, including economic conditions that affect sales of the products of the Company's customers, the ability of the Company to execute and integrate favorable acquisitions, actions by the Company's competitors and the ability of the Company to respond to such actions, the ability of the Company to obtain new customers, the ability of the Company to fulfill its obligations on long-term contracts and to retain current customers, the public's perception of environmental issues related to the Company's business, the Company's ability to adapt to changing market needs and other factors. Accordingly, actual results may differ materially from those projected in the forward-looking statements as a result of changes in general economic conditions, interest rates and the assumptions used in making such forward-looking statements. Readers are referred to the documents filed by the Company with the SEC, specifically the last reports on Forms 10-K and 10-Q. The forward-looking statements contained herein speak only of the Company's expectations as of the date of this financial report. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statement to reflect any change in the Company's expectations or any change in events, conditions or circumstances on which any such statement is based.

STOCKHOLDER INFORMATION

TRANSFER AGENT AND REGISTRAR
American Stock Transfer
and Trust Company
6201 15th Avenue, 3rd Floor
Brooklyn, NY 11219

ANNUAL MEETING
The annual meeting of stockholders will be held at 10:00 a.m., on June 9, 2010, at the Crowne Plaza Boston North Shore, 50 Ferncroft Road, Danvers, MA 01923 USA.

COMMON STOCK LISTING
UFP Technologies' common stock is traded on NASDAQ under the symbol UFPT.

STOCKHOLDER SERVICES
Stockholders whose shares are held in street names often experience delays in receiving company communications forwarded through brokerage firms or financial institutions. Any shareholder or other interested party who wishes to receive information directly should call or write the Company. Please specify regular or electronic mail:

UFP Technologies, Inc.
Attn.: Shareholder Services
172 East Main Street
Georgetown, MA 01833 USA

phone: (978) 352-2200
e-mail: investorinfo@ufpt.com
web: www.ufpt.com

FORM 10-K REPORT
A copy of the Annual Report on Form 10 K for the fiscal year ended December 31, 2009, as filed with the Securities and Exchange Commission, may be obtained without charge by writing to the Company, or on the Company's website at www.ufpt.com.

CORPORATE HEADQUARTERS
UFP Technologies, Inc.
172 East Main Street
Georgetown, MA 01833 USA
(978) 352-2200 phone
(978) 352-5616 fax

PLANT LOCATIONS
Alabama, California, Colorado, Florida, Georgia, Illinois, Iowa, Massachusetts, Michigan, New Jersey, Texas.

INDEPENDENT PUBLIC ACCOUNTANTS
CCR LLP
1400 Computer Drive
Westborough, MA 01581

CORPORATE COUNSELS
Lynch Brewer Hoffman & Fink, LLP
101 Federal Street, 22nd Floor
Boston, MA 02110

Brown Rudnick LLP
1 Financial Center
Boston, MA 02111

ABOUT THIS REPORT
The objective of this report is to provide existing and prospective shareholders a tool to understand our financial results, what we do as a company, and where we are headed. We aim to achieve these goals with clarity, simplicity, and efficiency. We welcome your comments and suggestions.

WORLD WIDE WEB
In the interest of providing timely, cost-effective information to shareholders, press releases, SEC filings, and other investor-oriented matters are available on the Company's website at www.ufpt.com

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

R. Jeffrey Bailly **do**
Chairman, CEO and President

Richard L. Bailly **d**
Co-Founder, Retired

Kenneth L. Gestal **d**
President & Managing Partner
Decision Capital, LLC

David B. Gould **d**
President
Westfield, Inc.

Marc D. Kozin **d**
President
L.E.K. Consulting, LLC

Ronald J. Lataille **o**
Vice President, Treasurer,
and Chief Financial Officer

Richard S. LeSavoy **o**
Vice President
Manufacturing

Thomas Oberdorf **d**
Chief Financial Officer
infoGroup Inc.

Robert W. Pierce, Jr. **d**
Chairman, CEO,
and Co-Owner
Pierce Aluminum Co.

Mitchell C. Rock **o**
Vice President
Sales and Marketing

Daniel J. Shaw, Jr. **o**
Vice President
Engineering

David K. Stevenson **d**
Director, Trustee,
and Consultant

d Directors **o** Officers

OPERATING PRINCIPLES

CUSTOMERS

We believe the primary purpose of our company is to serve our customers.
We seek to "wow" our customers with responsiveness and great products.

ETHICS

We will conduct our business at all times and in all places with absolute integrity with regard to employees, customers, suppliers, community, and the environment.

EMPLOYEES

We are dedicated to providing a positive, challenging, rewarding work environment for all of our employees.

QUALITY

We are dedicated to continuously improving our quality of service, quality of communications, quality of relationships, and quality of commitments.

SIMPLIFICATION

We seek to simplify our business process through the constant re-examination of our methods and elimination of all non-value-added activities.

ENTREPRENEURSHIP

We strive to create an environment that encourages autonomous decision-making and a sense of ownership at all levels of the company.

PROFIT

Although profit is not the sole reason for our existence, it is the lifeblood that allows us to exist.

UFP TECHNOLOGIES

UFP TECHNOLOGIES, INC. 172 East Main Street, Georgetown, MA 01833 USA
tel: 978.352.2200 • fax: 978.352.5616 • web: www.ufpt.com

Alabama California Colorado Florida Georgia Illinois Iowa Massachusetts Michigan New Jersey Texas